Curaleaf Reports First Quarter 2026 Results: Robust Growth and Net Income
First quarter 2026 net revenue of $324 million
First quarter 2026 International revenue of $47 million
First quarter 2026 gross profit margin of 49%
First quarter net income of $70 million
Completed buyout of German subsidiary Four 20 Pharma
Filed applications for DEA registration

Stamford, Conn., May 5, 2026 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2026. All financial information is reported in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and is provided in U.S. dollars unless otherwise indicated.
“2026 is off to a strong start across the business,” stated Boris Jordan, Chairman and CEO of Curaleaf. “The macro headwinds that constrained growth over the past three years are now beginning to turn into meaningful tailwinds. Moreover, the historic rescheduling of medical cannabis provides a shift in the trajectory of our business and the industry overall, for which we are well-positioned. The investments we’ve made in the core pillars of our “Built for Growth” strategy are translating directly into tangible performance. First quarter revenue was $324 million, with 6% year-over-year growth, exceeding both our guidance and internal expectations. Our domestic and international segments grew 2% and 35%, respectively. Gross margin was 49% and adjusted EBITDA was $63 million, or a 20% margin, including a 170 basis point drag from international. Net income from continuing operations was $70 million or $0.09 per share. As we continue with our “Built for Growth” strategy, we believe we are uniquely positioned not just to benefit from the recent regulatory shift, but to lead the next phase of industry growth.”

First Quarter 2026 Financial Highlights
•Net revenue of $324.2 million, a year-over-year increase of 6% compared to Q1 2025 net revenue of $306.6 million. Sequentially, net revenue decreased 3% compared to Q4 2025 net revenue of $333.1 million
•Gross profit of $157.3 million and gross profit margin of 49%, a decrease of 220 basis points year-over-year
•Net income attributable to Curaleaf Holdings, Inc. from continuing operations of $70.1 million or net income per share from continuing operations of $0.09
•Adjusted EBITDA(1) of $63.4 million and adjusted EBITDA margin(1) of 19.6%, a 200 basis point decrease year-over-year
•Cash at quarter end totaled $106.1 million
(1) Adjusted EBITDA, adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin and adjusted gross profit margin are non-GAAP financial ratios, in each case without a standardized definition under U.S. GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable U.S. GAAP financial measure.

•Operating and free cash flow from continuing operations were $21.3 million and $4.3 million, respectively
First Quarter 2026 Operational Highlights
•Deepened retail footprint in Florida to 72 with new dispensaries opening in Lauderhill and Cape Coral
•Opened an adult-use sales dispensary in Bangor, ME bringing the total retail locations to six in the state
•Expanded Ohio footprint with opening of two Curaleaf branded dispensaries, Curaleaf Findlay and Curaleaf Lorain, in partnership with RC Retail, bringing the nationwide store total to 164 dispensaries
•Launched the innovative Select Briq 2 vape in 12 states
•Curaleaf closed on a private placement of non-dilutive senior secured notes due February 18, 2029, for aggregate gross proceeds of $500.0 million, which were used to fully repay the outstanding Senior Secured Notes – 2026

Post First Quarter 2026 Operational Highlights
•Launched Dark Heart, the Company’s ultra-premium flower brand, across 11 states to strong consumer reception
•Completed the buyout of the remaining 45% equity interest in Four20 Pharma, the Company’s German subsidiary, increasing its ownership interest to 100%
•Appointed Torsten Greif, co-founder and managing director of Four 20 Pharma, to Curaleaf’s Board of Directors
•Filed applications to register certain medical cannabis locations with the DEA
Revenues, net by Segment
($ thousands)

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Domestic:
Retail revenue	$215,223	$221,221	$219,644
Wholesale revenue	61,516	61,167	51,824
Management fee income	248	23	236
Total revenues, net - Domestic	$276,987	$282,411	$271,704

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
International:
Retail revenue	$15,886	$15,711	$11,058
Wholesale revenue	28,285	29,716	22,457
Management fee income	3,073	5,230	1,405
Total revenues, net - International	$47,244	$50,657	$34,920
Balance Sheet and Cash Flow
As of March 31, 2026, the Company had $106.1 million of cash and $565.1 million of outstanding debt, net of unamortized debt discounts and deferred financing fees.
During the three months ended March 31, 2026, Curaleaf invested $17.0 million in capital expenditures, focused on facility upgrades, automation and selective retail expansion in strategic markets.

Shares Outstanding
The Company’s weighted average shares outstanding was 775,429,231 and 744,898,937 for the first quarter of 2026 and 2025, respectively.

Curaleaf Announces Change of Auditors
Curaleaf announces that PKF O’Connor Davies will be resigning as auditor of the Company effective as of May 6, 2026. Following a competitive solicitation process, the audit committee and Board of Directors of the Company have appointed BDO USA, P.C. (“BDO USA”) as the successor auditor, effective May 6, 2026, until the close of the next annual general shareholder meeting of the Company scheduled for June 22, 2026. At such meeting, shareholders of the Company will be asked to approve the appointment of BDO USA as the independent auditors of the Company for the fiscal year ending December 31, 2026.

There were no disagreements or unresolved issues between the Company and PKF O’Connor Davies on any matter of audit scope or procedures, accounting principles or policies, or financial statement disclosure. It is the Company's opinion that there have been no "reportable events" (as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) between the Company and PKF O’Connor Davies. In accordance with NI 51-102, a notice of change of auditor together with the required letters from the former auditor and the successor auditor will be filed on SEDAR+ under the Company’s profile at www.sedarplus.ca.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Tuesday, May 5, 2026 at 5:00 P.M. ET to discuss Q1 2026 earnings results. The call can be accessed by dialing 1-844-512-2926 in North America or internationally at 1-412-317-6300. The conference pin # is 6727326.
A replay of the conference call can be accessed at 1-855-669-9658 in North America or internationally at 1-412-317-0088, using the replay pin # 2189805.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Tuesday, May 5, 2026 and will end at 11:59 P.M. ET on May 12, 2026.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with U.S. GAAP and also uses certain non-GAAP financial measures and ratios to evaluate performance. These measures, which include “adjusted gross profit,” “adjusted gross profit margin,” “adjusted EBITDA,” “adjusted EBITDA margin,” and “free cash flow from operations,” do not have standardized definitions under U.S. GAAP and may not be comparable to similar measures used by other issuers.
Curaleaf defines these non-GAAP measures as follows:
•Adjusted gross profit: gross profit net of related add-backs.
•Adjusted gross profit margin: adjusted gross profit divided by total revenues, net.
•Adjusted EBITDA: income (loss) before interest, taxes, depreciation and amortization, net of impairment losses (recoveries), share-based compensation expense and related add-backs.
•Adjusted EBITDA margin: adjusted EBITDA divided by total revenues, net.
•Free cash flow from operations: net cash provided by operating activities from continuing operations, net of purchases and disposals of property, plant and equipment for continuing operations.

Management believes these measures (i) provide investors with additional insight into Curaleaf’s financial strength and underlying performance, (ii) align external reporting with how management evaluates results and (iii) facilitate comparisons with other issuers. These measures should not be considered in isolation from, or as a substitute for, U.S. GAAP results nor should they be considered as indicators of Curaleaf’s future performance. Reconciliations to the most directly comparable U.S. GAAP measures are provided in the accompanying tables.

Reconciliation of Non-GAAP financial measures
Adjusted gross profit from continuing operations
($ thousands)

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Gross profit from continuing operations	$157,290	$161,795	$155,566
Other add-backs(1)	(125)	59	233
Adjusted gross profit from continuing operations(2)	$157,165	$161,854	$155,799
Adjusted gross profit margin from continuing operations(2)	48.5%	48.6%	50.8%

(1) Other add-backs reflect the impact on cost of goods sold from non-routine severance costs and non-cash inventory adjustments.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $157.3 million in the first quarter of 2026, compared with $155.6 million in the prior-year period. On an adjusted basis, gross profit from continuing operations was $157.2 million compared with $155.8 million in the prior-year period, and adjusted gross profit margin from continuing operations was 48.5%, compared with 50.8% in the prior-year period, a decrease of 230 basis points.
Adjusted EBITDA
($ thousands)

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Net income (loss)	$69,783	$(57,617)	$(60,246)
Net loss from discontinued operations	(293)	(8,276)	(10,193)
Net income (loss) from continuing operations	70,076	(49,341)	(50,053)
Interest expense, net	25,315	24,324	25,074
(Benefit) provision for income taxes	(98,705)	25,215	33,653
Depreciation and amortization(1)	47,855	49,622	48,829
Share-based compensation	9,664	12,341	4,624
Loss on impairment	—	5,745	3,695
Total other expense (income), net	4,067	(3,026)	(3,003)
Other add-backs(2)	5,141	4,122	3,275
Adjusted EBITDA(3)	$63,413	$69,002	$66,094
Adjusted EBITDA Margin(3)	19.6%	20.7%	21.6%

(1) Depreciation and amortization includes amounts charged to Cost of goods sold on the Statement of Operations of $14.2 million, $14.2 million, and $13.4 million for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

(2) Other add-backs primarily consisted of costs related to restructuring, legal fees, and lobbying costs.
(3) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $63.4 million for the first quarter of 2026, compared to $66.1 million for the first quarter of 2025, and Adjusted EBITDA margin decreased to 19.6%.

Free cash flow
($ thousands)

Three months ended
March 31, 2026
Net cash provided by operating activities from continuing operations	$21,271
Less: Purchases of property, plant and equipment, net of disposals	(16,985)
Free cash flow from continuing operations(1)	$4,286

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets (Unaudited)
($ thousands)

	As of
	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents (including restricted cash and cash equivalents)	$106,129	$101,573
Other current assets	355,387	347,050
Property, plant and equipment, net	509,153	520,386
Right-of-use assets, finance lease, net	91,646	97,599
Right-of-use assets, operating lease, net	112,147	113,274
Intangible assets, net	982,061	1,011,115
Goodwill	633,524	635,117
Other non-current assets	21,531	19,201
Total assets	$2,811,578	$2,845,315

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$296,342	$294,314
Total non-current liabilities	1,606,127	1,710,720
Redeemable non-controlling interest contingency	87,997	83,931
Total shareholders’ equity	821,112	756,350
Total liabilities, temporary equity and shareholders’ equity	$2,811,578	$2,845,315

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended March 31,
	2026	2025
Revenues, net:
Retail and wholesale revenues	$320,910	$304,983
Management fee income	3,321	1,641
Total revenues, net	324,231	306,624
Cost of goods sold	166,941	151,058
Gross profit	157,290	155,566
Operating expenses:
Selling, general and administrative	113,206	106,194
Share-based compensation	9,664	4,624
Depreciation and amortization	33,667	35,382
Total operating expenses	156,537	146,200
Income from continuing operations	753	9,366
Other income (expense):
Interest income	212	171
Interest expense related to notes payable and deferred consideration liabilities	(15,024)	(14,161)
Interest expense related to lease liabilities and financial obligations	(10,503)	(11,084)
Loss on impairment	—	(3,695)
Other (expense) income, net	(4,067)	3,003
Total other expense, net	(29,382)	(25,766)
Loss before benefit (provision) for income taxes	(28,629)	(16,400)
Benefit (provision) for income taxes	98,705	(33,653)
Net income (loss) from continuing operations	70,076	(50,053)
Net loss from discontinued operations	(293)	(10,193)
Net income (loss)	69,783	(60,246)
Less: Net (loss) income attributable to non-controlling interest	(16)	817
Net income (loss) attributable to Curaleaf Holdings, Inc.	$69,799	$(61,063)

Per share – basic and diluted:
Net income (loss) per share from continuing operations	$0.09	$(0.09)

Weighted average common shares outstanding	775,429,231	744,898,937

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading global provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Anthem, Curaleaf, Dark Heart, Find, Four20 Pharma, Grassroots, Green Britannia, Huala, JAMS, Reef and Select, provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
MATTIO Communications
MattioCuraleaf@mattio.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the Company’s business, future plans and strategies, operational results and other future conditions. In addition, management may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by management that address activities, events or developments that management expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to the Company’s business, future activities and developments after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time.
Holders of the Company’s securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and management’s estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act (the “CSA”); compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S. cannabis and hemp licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with the Company’s SVS, including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to the Company’s business structure and securities, including the Company’s status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described under the heading “Risk Factors” in the Annual Information Form dated February 26, 2026 for the fiscal year ended December 31, 2025, whch has been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although management believes that the expectations reflected in such forward-looking statements are reasonable, management can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. Management undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Management’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.